NEWS

Sequans Communications Announces
Third Quarter 2023 Financial Results

PARIS - November 2, 2023 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced financial results for the third quarter ended September 30, 2023

Third Quarter 2023 Summary Results Table:

(in US$ millions, except share and per share data)	Q3 2023	Q2 2023	Q3 2022
Revenue	$7.8	$9.2	$16.5
Gross profit	6.7	7.5	12.8
Gross margin (%)	85.8%	82.3%	77.6%
Operating profit (loss)	(7.8)	(5.4)	1.2
Net profit (loss)	(9.6)	(9.1)	(2.9)
Diluted earnings (loss) per ADS	($0.16)	($0.16)	($0.06)
Non-IFRS diluted earnings (loss) per ADS *	($0.12)	($0.10)	$0.01
Weighted average number of diluted ADS (IFRS)	58,586,324	57,119,468	47,802,526
Weighted average number of diluted ADS (Non-IFRS)	58,586,324	57,119,468	47,802,526
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Profit (Loss) includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

"Our third quarter continues to be impacted by the delay of revenue product ramps shifting now to year end, as client inventory drawdowns are taking longer than expected to clear, " said Georges Karam, CEO of Sequans. "However, we continue to experience strong momentum in building our revenue pipeline and securing design wins. During the third quarter, we successfully secured our first alpha customer for the 5G Taurus platform and around a dozen new designs with LTE-M/NB-IoT Monarch 2 and Cat 1 Calliope 2. These successes underscore the growth potential of Sequans’ wireless IoT connectivity solutions."

Third Quarter 2023 Financial Summary:

Revenue: Revenue was $7.8 million, a decrease of 15.0% compared to the second quarter of 2023 and a decrease of 52.9% compared to the third quarter of 2022.

Gross margin: Gross margin was 85.8% compared to 82.3% in the second quarter of 2023 and compared to 77.6% in the third quarter of 2022.

Operating loss: Operating loss was $7.8 million compared to operating loss of $5.4 million in the second quarter of 2023 and operating profit of $1.2 million in the third quarter of 2022. The third quarter of 2023 operating loss reflected $2.4 million in higher general and administrative expenses from legal fees related to the Renesas tender offer, compared with $0.3 million in the second quarter of 2023 and none in the third quarter of 2022.

Net loss: Net loss was $9.6 million, or ($0.16) per diluted ADS, compared to a net loss of $9.1 million, or ($0.16) per diluted ADS, in the second quarter of 2023 and a net loss of $2.9 million, or ($0.06) per diluted ADS, in the third quarter of 2022. Net loss in the third quarter of 2023 includes a $0.4 million gain on the change in fair value of the convertible debt derivative compared to a gain of $0.3 million in the second quarter of 2023 and a loss of $1.2 million in the third quarter of 2022.

Non-IFRS loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value, the amendment and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net loss was $6.8 million, or ($0.12) per diluted ADS, compared to non-IFRS net loss of $6.0 million, or ($0.10) per diluted ADS in the second quarter of 2023, and a non-IFRS net profit of $0.4 million, or $0.01 per diluted ADS, in the third quarter of 2022. The non-IFRS net loss includes foreign exchange gain of $0.5 million, or $0.01 per diluted ADS, in the third quarter of 2023, compared to foreign exchange loss of $40,000, or ($0.00) per diluted ADS in the second quarter of 2023 and foreign exchange gain of $1.0 million, or $0.02 per diluted ADS, in the third quarter of 2022.

Cash: Cash and cash equivalents and short-term deposits at September 30, 2023 totaled $6.7 million compared to $7.9 million at June 30, 2023.

Sequans reports third quarter 2023 financial results

Conference Call

Note: Sequans will not host an earnings conference due to the tender offer by Renesas Electronics Corporation launched September 11, 2023.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events and our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding the growth potential of Sequans’ wireless IoT connectivity solutions, our future results of operations and financial positions, business strategy, plans, including our ability to convert our pipeline to revenue, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2022, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures and rising interest rates, including manufacturing and operating expenses and interest expense, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuations to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine, (xiii) our ability to raise debt and equity financing, (xiv) the potential failure to satisfy conditions to the completion of the proposed Renesas transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, (xv) the failure to obtain necessary regulatory or other approvals, (xvi) the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction, (xvii) the possibility that competing offers will be made, (xviii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (xix) significant or unexpected costs, charges or expenses resulting from the proposed transaction, (xx) negative effects of this announcement or the consummation of the proposed acquisition on the market price of our ADS and ordinary shares, (xxi) other risks associated with the proposed transaction, such as the risk that the transaction may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur, and (xxii) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

Important Additional Information and Where to Find It
In connection with the proposed acquisition of Sequans Communications S.A. (“Sequans”) by Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), Parent commenced a tender offer for all of the outstanding ordinary shares, including American Depositary Shares of Sequans, on September 11, 2023. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Sequans. It is also not a substitute for the tender offer materials that Parent and Renesas Electronics Europe GmbH, a direct wholly owned subsidiary of Parent (“Purchaser”) filed with the Securities and Exchange Commission (the “SEC”) or the solicitation/recommendation statement that Sequans filed on Schedule 14D-9 with the SEC upon commencement of the tender offer. Purchaser filed tender offer materials on Schedule TO with the SEC, and Sequans filed a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 transaction statement with respect to the tender offer with the SEC with respect to the tender offer. THE TENDER OFFER

Sequans reports third quarter 2023 financial results

MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND TRANSACTION STATEMENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND BE CONSIDERED BY SEQUANS’ SECURITYHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement and transaction statement will be made available to Sequans’ investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement and transaction statement will also be made available to all of Sequans’ investors and security holders by contacting Sequans at ir@sequans.com, or by visiting Sequans’ website (www.sequans.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Sequans with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. SEQUANS’ INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS, THE SOLICITATION/RECOMMENDATION STATEMENT AND THE TRANSACTION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR SEQUANS WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND SEQUANS.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and planned high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.

Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports third quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2023	June 30, 2023	Sept 30, 2022

Revenue :
Product revenue	$753	$996	$4,385
License and services revenue	7,033	8,162	12,143
Total revenue	7,786	9,158	16,528
Cost of revenue	1,105	1,625	3,708
Gross profit	6,681	7,533	12,820
Operating expenses :
Research and development	5,974	6,346	6,924
Sales and marketing	2,935	2,982	2,438
General and administrative	5,618	3,588	2,243

Total operating expenses	14,527	12,916	11,605
Operating profit (loss)	(7,846)	(5,383)	1,215
Financial income (expense):
Interest income (expense), net	(2,802)	(2,796)	(2,784)
Change in fair value of convertible debt derivative	439	325	(1,193)
Impact of debt amendment and reimbursement	247	—	476
Foreign exchange gain (loss)	513	(40)	1,030
Profit (Loss) before income taxes	(9,449)	(7,894)	(1,256)
Income tax expense	104	1,223	1,617
Profit (Loss)	$(9,553)	$(9,117)	$(2,873)
Attributable to :
Shareholders of the parent	(9,553)	(9,117)	(2,873)
Minority interests	—	—	—
Basic loss per ADS	($0.16)	($0.16)	($0.06)
Diluted loss per ADS	($0.16)	($0.16)	($0.06)
Weighted average number of ADS used for computing:
— Basic	58,586,324	57,119,468	47,802,526
— Diluted	58,586,324	57,119,468	47,802,526

Sequans reports third quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2023	2022

Revenue :
Product revenue	$4,089	$17,984
License and services revenue	24,754	26,656
Total revenue	28,843	44,640
Cost of revenue	5,286	13,736
Gross profit	23,557	30,904
Operating expenses :
Research and development	19,808	19,249
Sales and marketing	8,950	7,466
General and administrative	12,024	7,042

Total operating expenses	40,782	33,757
Operating profit (loss)	(17,225)	(2,853)
Financial income (expense):
Interest income (expense), net	(8,113)	(8,314)
Change in fair value of convertible debt derivative	3,066	5,867
Impact of debt amendment and reimbursement	247	476
Foreign exchange gain (loss)	308	2,618
Profit (Loss) before income taxes	(21,717)	(2,206)
Income tax expense	1,993	1,841
Profit (Loss)	$(23,710)	$(4,047)
Attributable to :
Shareholders of the parent	(23,710)	(4,047)
Minority interests	—	—
Basic loss per ADS	($0.43)	($0.09)
Diluted loss per ADS	($0.43)	($0.09)
Weighted average number of ADS used for computing:
— Basic	54,732,917	45,538,645
— Diluted	54,732,917	45,538,645

Sequans reports third quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At Dec 31,
(in thousands of US$)	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	$7,098	$8,489
Intangible assets	59,102	48,705
Deposits and other receivables	760	783
Other non-current financial assets	334	337
Total non-current assets	67,294	58,314
Current assets
Inventories	8,548	9,387
Trade receivables	4,976	8,494
Contract assets	2,694	176
Prepaid expenses	2,000	1,399
Other receivables	4,448	5,799
Research tax credit receivable	7,779	4,515
Short-term deposits	—	5,000
Cash and cash equivalents	6,740	5,671
Total current assets	37,185	40,441
Total assets	$104,479	$98,755
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 243,239,926 shares authorized, issued and outstanding at September 30, 2023 (193,426,478 shares at December 31, 2022)	$2,846	$2,306
Share premium	14,617	2,418
Other capital reserves	68,268	62,870
Accumulated deficit	(76,082)	(65,099)
Other components of equity	(812)	(391)
Total equity	8,837	2,104
Non-current liabilities
Government grant advances, loans and other liabilities	3,830	6,235
Convertible debt	—	43,455
Convertible debt embedded derivative	—	3,203
Lease liabilities	1,854	2,278
Trade payables	—	1,788
Provisions	2,140	2,196
Deferred tax liabilities	263	258
Contract liabilities	9	404
Total non-current liabilities	8,096	59,817
Current liabilities
Trade payables	15,432	9,342
Interest-bearing receivables financing	6,572	7,723
Lease liabilities	1,255	1,291
Convertible debt	49,871	—
Convertible debt embedded derivative	137	—
Government grant advances and loans	4,479	4,159
Contract liabilities	1,088	5,964
Other current liabilities and provisions	8,712	8,355
Total current liabilities	87,546	36,834
Total equity and liabilities	$104,479	$98,755

Sequans reports third quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30,
(in thousands of US$)	2023	2022
Operating activities
Profit (Loss) before income taxes	$(21,717)	$(2,206)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,783	2,901
Amortization and impairment of intangible assets	6,125	5,574
Share-based payment expense	5,316	3,667
Increase in provisions	79	298
Interest expense, net	8,113	8,314
Change in the fair value of convertible debt embedded derivative	(3,066)	(5,867)
Impact of debt reimbursement	(247)	(476)
Foreign exchange loss (gain)	173	(897)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	1,009	(3,412)
Decrease (increase) in inventories	839	(3,669)
Increase in research tax credit receivable	(1,727)	(636)
Increase (Decrease) in trade payables and other liabilities	5,198	(7,499)
Decrease in contract liabilities	(5,356)	(3,703)
Decrease in government grant advances	(364)	(2,292)
Income tax paid	(1,561)	(683)
Net cash flow used in operating activities	(4,403)	(10,586)
Investing activities
Purchase of intangible assets and property, plant and equipment	(3,401)	(5,892)
Capitalized development expenditures	(17,382)	(11,308)
Sale (Purchase) of financial assets	26	1,741
Decrease of short-term deposit	5,000	—
Interest received	174	47
Net cash flow used in investments activities	(15,583)	(15,412)
Financing activities
Public and private equity offering proceeds, net of transaction costs paid	25,466	30,125
Proceeds (Repayment of) from interest-bearing receivables financing	(1,069)	342
Proceeds from interest-bearing research project financing	545	—
Payment of lease liabilities	(998)	(929)
Repayment of government loans	(1,126)	(633)
Repayment of interest-bearing research project financing	(693)	(812)
Interest paid	(1,052)	(1,096)
Net cash flows from financing activities	21,073	26,997
Net increase (decrease) in cash and cash equivalents	1,087	999
Net foreign exchange difference	(18)	(3)
Cash and cash equivalents at January 1	5,671	4,835
Cash and cash equivalents at end of the period	6,740	5,831

Sequans reports third quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Sept 30, 2023	June 30, 2023	Sept 30, 2022
Net IFRS gain (loss) as reported	$(9,553)	$(9,117)	$(2,873)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,757	1,778	1,133
Non-cash change in the fair value of convertible debt embedded derivative	(439)	(325)	1,193
Non-cash interest on convertible debt and other financing (2)	1,709	1,706	1,447
Non-cash impact of convertible debt amendment	(247)	—	(476)
Non-IFRS gain (loss) adjusted	$(6,773)	$(5,958)	$424
IFRS basic gain (loss) per ADS as reported	($0.16)	($0.16)	($0.06)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.04	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	($0.01)	($0.01)	$0.03
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.03
Non-cash impact of convertible debt amendment	($0.01)	$0.00	($0.01)
Non-IFRS basic gain (loss) per ADS	($0.12)	($0.10)	$0.01
IFRS diluted gain (loss) per ADS	($0.16)	($0.16)	($0.06)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.04	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	($0.01)	($0.01)	$0.03
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.03
Non-cash impact of convertible debt amendment	($0.01)	$0.00	($0.01)
Non-IFRS diluted gain (loss) per ADS	($0.12)	($0.10)	$0.01

(1) Included in the IFRS loss as follows:
Cost of product revenue	$24	$27	$41
Research and development	481	488	370
Sales and marketing	393	361	268
General and administrative	859	902	454
(2) Related to the difference between contractual and effective interest rates

Sequans reports third quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30,
	2023	2022
Net IFRS gain (loss) as reported	$(23,710)	$(4,047)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	5,316	3,667
Non-cash change in the fair value of convertible debt embedded derivative	(3,066)	(5,867)
Non-cash interest on convertible debt and other financing (2)	4,823	4,117
Non-cash impact of convertible debt amendment	(247)	(476)
Non-IFRS gain (loss) adjusted	$(16,884)	$(2,606)
IFRS basic gain (loss) per ADS as reported	($0.43)	($0.09)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.10	$0.08
Non-cash change in the fair value of convertible debt embedded derivative	($0.06)	($0.13)
Non-cash interest on convertible debt and other financing (2)	$0.09	$0.09
Non-cash impact of convertible debt amendment	($0.01)	($0.01)
Non-IFRS basic gain (loss) per ADS	($0.31)	($0.06)
IFRS diluted gain (loss) per ADS	($0.43)	($0.09)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.10	$0.08
Non-cash change in the fair value of convertible debt embedded derivative	($0.06)	($0.13)
Non-cash interest on convertible debt and other financing (2)	$0.09	$0.09
Non-cash impact of convertible debt amendment	($0.01)	($0.01)
Non-IFRS diluted gain (loss) per ADS	($0.31)	($0.06)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$83	$114
Research and development	1,439	1,157
Sales and marketing	1,101	846
General and administrative	2,693	1,550
(2) Related to the difference between contractual and effective interest rates